Exhibit 99.1

IGI Reports Third Quarter and First Nine Months of 2023 Condensed and Unaudited Financial Results

HAMILTON, Bermuda, November 14, 2023 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the third quarter and first nine months of 2023. Since January 1, 2023, IGI’s results have been reported in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). As a result of the voluntary change to U.S. GAAP, the Company no longer reports financial information in accordance with IFRS. Prior period comparatives for the third quarter and first nine months of 2022 have been adjusted from those previously reported to conform with the current basis of accounting under U.S. GAAP.

Highlights for the third quarter and first nine months of 2023 include:

(in millions of U.S. Dollars, except percentages and	Quarter Ended September 30,		Nine Months Ended September 30,
per share information)	2023	2022	2023	2022
Gross written premiums	$150.3	$120.1	$523.8	$427.2
Net premiums earned	$108.9	$96.4	$332.2	$279.7
Underwriting income	$49.7	$42.0	$139.5	$124.0
Net investment income(1)	$9.0	$5.6	$35.7	$6.2
Net income for the period	$10.9	$22.6	$85.2	$66.8
Combined ratio(2)	73.2%	74.0%	74.9%	73.6%
Earnings per share (diluted)(3)	$0.24	$0.46	$1.82	$1.38
Return on average equity (annualized)(4)	9.3%	23.9%	25.8%	23.3%
Core operating income(4)	$36.3	$28.1	$103.7	$80.4
Core operating earnings per share (diluted)(4)	$0.79	$0.58	$2.22	$1.66
Core operating return on average equity (annualized)(4)	31.0%	29.7%	31.4%	28.1%

(1)	See Note (1) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

(2)	See “Supplementary Financial Information” below.

(3)	See Note (2) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

(4)	See the section titled “Non-GAAP Financial Measures” below.

IGI CEO Mr. Waleed Jabsheh said, “IGI’s excellent third quarter and nine month results - reflected in a combined ratio of 73.2% and a core operating return on average equity of 31.0% - demonstrate our continued discipline and ability to shift focus to those lines with the strongest margins.”

“While market conditions remain healthy in many lines and increasingly pressured in others, we achieved overall net rate increases of more than 7% across our portfolio, recording healthy premium growth of 25.1% during the third quarter and 22.6% for the first nine months of 2023.”

“As we look ahead to 2024, we expect to build on the momentum and profitable growth trajectory of the last several quarters, enabling us to continue to deliver on our value proposition to all our stakeholders.”

Results for the Periods Ended September 30, 2023 and 2022

Net income for the quarter ended September 30, 2023 decreased 51.8% to $10.9 million from $22.6 million for the quarter ended September 30, 2022. The decrease in net income was primarily driven by the negative movement of $17.2 million in the change in fair value of derivative financial liabilities relating to warrants and earnout shares (see table below), and to a lesser extent higher net loss and loss adjustment expenses and general and administrative expenses. This was partially offset by the increase of $12.5 million in net premiums earned and the positive movement of $3.4 million in net investment income. Return on average equity (annualized) was 9.3% for the third quarter of 2023 compared to 23.9% for the third quarter of 2022.

Core operating income, a non-GAAP measure, defined below, was $36.3 million for the quarter ended September 30, 2023, compared to $28.1 million for the same period in 2022. The core operating return on average equity (annualized) was 31.0% for the third quarter of 2023 compared to 29.7% for the third quarter of 2022.

Net income for the nine months ended September 30, 2023 increased 27.5% to $85.2 million from $66.8 million for the nine months ended September 30, 2022. The increase in net income was primarily driven by an increase of $52.5 million in net premiums earned, and positive movement of $29.5 million in net investment income, partially offset by the negative movement of $25.7 million in the change in fair value of derivative financial liabilities mentioned above, increased net loss and loss adjustment expenses, and general and administrative expenses. Return on average equity (annualized) was 25.8% for the first nine months of 2023 compared to 23.3% for the first nine months of 2022.

Core operating income was $103.7 million for the nine months ended September 30, 2023, compared to $80.4 million for the same period in 2022. The core operating return on average equity (annualized) was 31.4% for the first nine months of 2023 compared to 28.1% for the first nine months of 2022.

Underwriting Results

Underwriting income, a non-GAAP measure, increased 18.3% to $49.7 million in the third quarter of 2023 compared to $42.0 million for the third quarter of 2022, with the increase largely driven by higher net premiums earned as a result of the overall growth of the portfolio. This was partially offset by a higher level of net loss and loss adjustment expenses.

Gross written premiums were $150.3 million for the quarter ended September 30, 2023, representing an increase of 25.1% compared to gross written premiums of $120.1 million for the quarter ended September 30, 2022. The increase was driven by growth in all segments.

The loss ratio was 37.3% for the quarter ended September 30, 2023 compared to 38.2% for the quarter ended September 30, 2022.

The net policy acquisition expense ratio was 17.1% in the third quarter of 2023 compared to 18.3% in the same quarter of 2022.

The combined ratio for the quarter ended September 30, 2023 improved by 0.8 points to 73.2% compared to 74.0% for the quarter ended September 30, 2022.

Underwriting income increased 12.5% to $139.5 million for the first nine months of 2023 compared to $124.0 million for the first nine months of 2022, for the same reason noted above for the quarter.

Gross written premiums were $523.8 million for the nine months ended September 30, 2023, representing an increase of 22.6% compared to gross written premiums of $427.2 million for the nine months ended September 30, 2022. The increase was driven by growth in all segments.

The loss ratio was 40.5% for the nine months ended September 30, 2023, compared to 37.1% for the nine months ended September 30, 2022 as a result of a higher level of net losses and loss expenses incurred during the first nine months of 2023, compared to the first nine months of 2022.

The net policy acquisition expense ratio was 17.5% in the first nine months of 2023 compared to 18.6% for the same period of 2022.

As a result, the combined ratio for the nine months ended September 30, 2023 was 74.9% compared to 73.6% for the nine months ended September 30, 2022.

Segment Results

The Long-tail Segment, which represented approximately 38% of the Company’s gross written premiums for the quarter ended September 30, 2023, recorded gross written premiums for the third quarter of 2023 of $57.6 million, an increase of 7.9% compared to $53.4 million for the third quarter of 2022. Net premiums earned for the quarter ended September 30, 2023 were $38.0 million, a decrease of 14.0% compared to $44.2 million in the same quarter in 2022, largely as a result of an increase of $7.3 million in ceded premium. Underwriting income was $23.1 million, a decrease of 36.4% compared to $36.3 million in the third quarter of 2022. The decline was primarily due to a higher level of net loss and loss adjustment expenses and a lower level of net premiums earned in the third quarter of 2023.

Gross written premiums for the first nine months of 2023 were $162.3 million, an increase of 2.7% compared to $158.0 million for the first nine months of 2022. Net premiums earned for the nine months ended September 30, 2023 were $120.2 million, a decrease of 4.5% compared to $125.9 million in the same period in 2022. Underwriting income was $50.4 million, a decrease of 31.6% compared to $73.7 million in the first nine months of 2022, for the same reasons described above.

The Short-tail Segment, which represented approximately 52% of the Company’s gross written premiums for the quarter ended September 30, 2023, recorded gross written premiums of $77.4 million, reflecting an increase of 28.4% compared to $60.3 million in the third quarter of 2022. Net premiums earned were $60.9 million, an increase of 36.2% compared to $44.7 million in the same quarter in 2022, partially driven by overall growth in this Segment and an $8.7 million lower level of ceded premium. Underwriting income was $20.8 million compared to $4.7 million for the same quarter of 2022, with the increase driven by the higher level of net premiums earned and a lower level of losses during the third quarter of 2023, compared to the same period in 2022.

Gross written premiums for the first nine months of 2023 were $295.5 million, an increase of 22.5% compared to $241.3 million in the first nine months of 2022. Net premiums earned increased 31.8% to $173.6 million from $131.7 million in the comparable period in 2022. Underwriting income was $79.8 million, an increase of 73.9% compared to $45.9 million in the first nine months of 2022, for the same reasons described above.

The Reinsurance Segment, which represented approximately 10% of the Company’s gross written premiums for the quarter ended September 30, 2023, recorded gross written premiums of $15.3 million, compared to $6.4 million for the third quarter of 2022. Net premiums earned for the quarter ended September 30, 2023 were $10.0 million, compared to $7.5 million for the same quarter in 2022. Underwriting income was $5.8 million for the third quarter of 2023, compared to $1.0 million for the third quarter of 2022. The improvement in underwriting income was primarily the result of a 33.3% increase in net premiums earned due to the significant premium growth in this Segment and improved pricing in reinsurance lines in the third quarter of 2023 compared to the third quarter of 2022.

Gross written premiums for the first nine months of 2023 were $66.0 million, compared to $27.9 million for the first nine months of 2022. Net premiums earned were $38.4 million, compared to $22.1 million for the same period in 2022. Underwriting income was $9.3 million, compared to $4.4 million for the first nine months of 2022. The increase in underwriting income was primarily the result of a 73.8% increase in net premiums earned in the first nine months of 2023 for the same reason as described above for the quarter, partially offset by a $9.4 million increase in net loss and loss adjustment expenses compared to the same period in 2022,

Net Foreign Exchange Loss

The loss on foreign exchange in the third quarter of 2023 was $6.5 million, compared to a loss of $6.9 million in the third quarter of 2022, both of which largely represent currency revaluation movements.

The loss on foreign exchange for the first nine months of 2023 was $3.4 million, compared to a loss of $13.8 million in the first nine months of 2022.

Change in Fair Value of Derivative Financial Liabilities

The change in fair value of derivative financial liabilities consists of the following:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars)	2023	2022	2023	2022

Change in fair value of warrants*	$(6.2)	$(0.5)	$(6.7)	$3.1
Change in fair value of earnout shares**	$(11.0)	$0.4	$(13.8)	$2.1
	$(17.2)	$(0.1)	$(20.5)	$5.2

*	The negative movement in the third quarter and nine months ended September 30, 2023 compared to the same periods in 2022 is attributable to the increase in the fair value of warrants which primarily related to the settlement of warrants in cash pursuant to the Company’s offer to purchase all of its outstanding warrants at a purchase price of $0.95 per warrant in cash.

**	The negative movement in the third quarter and nine months ended September 30, 2023 compared to the same periods in 2022 was the result of the increase in the fair value of the earnout shares which is driven by the increase in the quoted market price of IGI common shares, as the market price approached the first level in the vesting schedule of earnout shares.

Investment Results

Net investment income was $9.0 million for the third quarter of 2023, compared to $5.6 million for the third quarter of 2022. Investment income was $10.4 million and $5.6 million for the quarters ended September 30, 2023 and 2022, respectively, which represented an annualized investment yield of 3.9% on average total investments and cash and cash equivalents in the third quarter of 2023, compared to 2.5% in the corresponding period in 2022. The increase in net investment income was primarily attributable to the growth in interest income, driven by the rise in interest rates and growth in the investment portfolio compared to the same period of 2022.

Net investment income was $35.7 million for the first nine months of 2023, compared to $6.2 million for the first nine months of 2022. Investment income was $28.8 million and $14.1 million for the nine months ended September 30, 2023 and 2022, respectively, which represented an annualized investment yield of 3.8% on average total investments and cash and cash equivalents in the first nine months of 2023, compared to a 2.2% annualized investment yield in the corresponding period in 2022. The increase in net investment income was primarily attributable to the same factors as described above for the quarter.

Total Shareholders’ Equity

Total shareholders’ equity at September 30, 2023 was $470.1 million, compared to $411.0 million at December 31, 2022. The movement in total shareholders’ equity during the quarter and nine months ended September 30, 2023 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended September 30, 2023	Nine Months Ended September 30, 2023
Total Shareholders’ equity at beginning of period	$466.8	$411.0
Net income for the period	$10.9	$85.2
Unrealized losses arising during the period for available-for-sale investments	$(5.4)	$(0.7)
Purchase of treasury shares	$(2.7)	$(26.5)
Issuance of common shares under share-based compensation plan	$0.9	$2.4
Cash dividends declared during the period	$(0.4)	$(1.3)
Total shareholders’ equity at September 30, 2023	$470.1	$470.1

Book value per share was $11.04 at September 30, 2023, compared to $9.07 at December 31, 2022.

In the third quarter of 2023, the Company repurchased approximately 247,483 common shares at an average price per share of $10.82. In the first nine months of 2023, the Company repurchased 3,019,258 common shares at an average price per share of $8.77. The Company has approximately 1.5 million common shares remaining under its existing 5 million common share repurchase authorization.

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Income (Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars except per share data)	2023	2022	2023	2022
Gross written premiums	$150.3	$120.1	$523.8	$427.2
Ceded written premiums	$(60.7)	$(62.1)	$(142.2)	$(147.2)
Net written premiums	$89.6	$58.0	$381.6	$280.0
Net change in unearned premiums	$19.3	$38.4	$(49.4)	$(0.3)
Net premiums earned	$108.9	$96.4	$332.2	$279.7
Investment Income(1)	$10.4	$5.6	$28.8	$14.1
Net realized gain (loss) on investments(1)	$4.7	$(0.6)	$4.7	$(0.6)
Net unrealized (loss) gain on investments(1)	$(5.9)	$(0.1)	$2.1	$(7.3)
Change in allowance for credit losses on investments(1)	$(0.2)	$0.7	$0.1	-
Change in fair value of derivative financial liabilities	$(17.2)	$(0.1)	$(20.5)	$5.2
Other revenues	$0.6	$0.7	$1.7	$1.9
Total revenues	$101.3	$102.6	$349.1	$293.0
Expenses
Net loss and loss adjustment expenses	$(40.6)	$(36.8)	$(134.4)	$(103.7)
Net policy acquisition expenses	$(18.6)	$(17.6)	$(58.3)	$(52.0)
General & administrative expenses	$(20.5)	$(16.9)	$(56.3)	$(50.1)
Change in allowance for credit losses on financial assets	$0.5	$(0.1)	$(0.4)	$(2.3)
Other expenses	$(3.3)	$(0.9)	$(4.9)	$(2.8)
Net Foreign exchange loss	$(6.5)	$(6.9)	$(3.4)	$(13.8)
Total expenses	$(89.0)	$(79.2)	$(257.7)	$(224.7)
Net income before tax	$12.3	$23.4	$91.4	$68.3
Income tax expense	$(1.4)	$(0.8)	$(6.2)	$(1.5)
Net income for the period	$10.9	$22.6	$85.2	$66.8
Diluted earnings per share attributable to equity holders(2)	$0.24	$0.46	$1.82	$1.38

See “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

International General Insurance Holdings Ltd.

Condensed Consolidated Balance Sheets

	As at September 30, 2023	As at December 31, 2022
(in millions of U.S. Dollars)	(Unaudited)	(Unaudited)
ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value	$693.2	$489.1
Fixed maturity securities held to maturity	$2.0	$2.0
Equity securities, at fair value	$28.6	$31.4
Other investments	$10.2	$12.2
Short-term investments	$123.2	$265.7
Term deposits	$76.1	$31.3
Equity-method investments measured at fair value	$3.6	$4.9
Cash and cash equivalents	$114.8	$122.2
Accrued investment income	$12.8	$6.3
Premiums receivables	$253.0	$216.0
Reinsurance recoverables	$208.6	$188.8
Ceded unearned premiums	$93.1	$93.2
Deferred policy acquisition costs, net of ceding commissions	$68.8	$59.5
Deferred tax assets	$5.0	$5.8
Other assets	$54.4	$52.0
TOTAL ASSETS	$1,747.4	$1,580.4

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	$691.9	$636.2
Unearned premiums	$439.7	$390.2
Other liabilities	$30.0	$28.8
Insurance and reinsurance payables	$87.1	$90.4
Derivative financial liabilities	$28.6	$23.8
TOTAL LIABILITIES	$1,277.3	$1,169.4

SHAREholders’ EQUITY
Common shares at par value	$0.4	$0.5
Additional paid-in capital	$124.0	$147.9
Treasury shares	$(0.1)	-
Accumulated other comprehensive income, net of taxes
Foreign currency translation reserve	$(0.4)	$(0.4)
Fair value reserve	$(44.5)	$(43.8)
Retained earnings	$390.7	$306.8
TOTAL SHAREholders’ EQUITY	$470.1	$411.0
TOTAL LIABILITIES AND SHAREholders’ EQUITY	$1,747.4	$1,580.4

See “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Combined Ratio (Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022

Loss ratio(a)	37.3%	38.2%	40.5%	37.1%
Net policy acquisition expense ratio(b)	17.1%	18.3%	17.5%	18.6%
General and administrative expense ratio(c)	18.8%	17.5%	16.9%	17.9%
Expense ratio(d)	35.9%	35.8%	34.4%	36.5%
Combined ratio(e)	73.2%	74.0%	74.9%	73.6%

(a)	Represents net loss and loss adjustment expenses as a percentage of net premiums earned. The split of loss ratio between current accident year, current year Catastrophe (“CAT”) losses, which are included in ‘Net loss and loss adjustment expenses’, and prior years’ loss development is as follows:

	Quarter Ended September 30,				Nine Months Ended September 30,
	2023		2022		2023		2022
(in millions of U.S. Dollars, except percentages)	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned
Current year net incurred claims	$40.6	37.3%	$36.8	38.2%	$134.4	40.5%	$103.7	37.1%
Minus: Current accident year CAT losses	$4.8	4.4%	$6.7	7.0%	$28.8	8.7%	$12.3	4.4%
Minus: Effect of prior years’ development	$(13.8)	(12.7)%	$(21.7)	(22.5)%	$(41.3)	(12.4)%	$(44.7)	(16.0)%
Current accident year (before CAT losses)	$49.6	45.6%	$51.8	53.7%	$146.9	44.2%	$136.1	48.7%

(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.

(c)	Represents general and administrative expenses as a percentage of net premiums earned.

(d)	Represents the sum of the net policy acquisition expenses ratio and the general and administrative expense ratio.

(e)	Represents the sum of the loss ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at September 30, 2023	As at December 31, 2022
Investments	$936.9	$836.6
Cash and cash equivalents	$114.8	$122.2
Total investments and cash and cash equivalents	$1,051.7	$958.8

Common shares outstanding (in millions)*	46.5	49.0
Minus: Unvested shares (in millions)**	3.9	3.7
Number of vested common outstanding shares (in millions) (a)	42.6	45.3

Total shareholders’ equity (b)	$470.1	$411.0
Book value per share (b)/(a)	$11.04	$9.07

*	Common shares issued and outstanding as at September 30, 2023 and December 31, 2022 are as follows:

No. of shares as at
September 30, 2023
Vested common shares as of December 31, 2022	45,306,928
Vested restricted share awards	298,859
Treasury shares balance as of December 31, 2022	1,668
Cancelled treasury shares	(3,009,947)
Treasury shares balance as of September 30, 2023	(10,979)
Total vested common shares as of September 30, 2023	42,586,529

Unvested earnout shares as of September 30, 2023	3,012,500
Unvested restricted share awards as of September 30, 2023	877,130
Total unvested shares as of September 30, 2023	3,889,630
Total common shares outstanding	46,476,159

No. of shares as at
December 31, 2022
Vested common shares as of December 31, 2021	45,471,084
Vested restricted share awards	146,386
Cancelled treasury shares	(308,874)
Treasury shares balance as of December 31, 2022	(1,668)
Total vested common shares as of December 31, 2022	45,306,928

Unvested earnout shares as of December 31, 2022	3,012,500
Unvested restricted share awards as of December 31, 2022	667,181
Total unvested shares as of December 31, 2022	3,679,681
Total common shares outstanding	48,986,609

**	Earnout Shares are subject to vesting at stock prices ranging from $11.50 to $15.25, and are entitled to dividends and voting rights, but are non-transferable by their holders until they vest. If the Earnout Shares do not vest on or prior to March 17, 2028, they will be cancelled by the Company. Restricted Share Awards were issued in 2023, 2022, 2021 and 2020 pursuant to the Company’s 2020 Omnibus Incentive Plan and beneficiaries are entitled to dividends and voting rights. However, the Restricted Share Awards are non-transferable by their holders until they vest per the respective Restricted Share Award Agreements. As at September 30, 2023, the vesting conditions attached to both Earnout Shares and unvested Restricted Share Awards to employees have not been met, and as a result these shares were not included in the weighted average number of common shares for diluted earnings per share.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended September 30, 2023

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$57.6	$77.4	$15.3	$150.3
Ceded written premiums	$(16.4)	$(44.3)	-	$(60.7)
Net written premiums	$41.2	$33.1	$15.3	$89.6
Net change in unearned premiums	$(3.2)	$27.8	$(5.3)	$19.3
Net premiums earned	$38.0	$60.9	$10.0	$108.9

Net loss and loss adjustment expenses	$(7.7)	$(30.0)	$(2.9)	$(40.6)
Net policy acquisition expenses	$(7.2)	$(10.1)	$(1.3)	$(18.6)
Underwriting income*	$23.1	$20.8	$5.8	$49.7

For the quarter ended September 30, 2022

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$53.4	$60.3	$6.4	$120.1
Ceded written premiums	$(9.1)	$(53.0)	-	$(62.1)
Net written premiums	$44.3	$7.3	$6.4	$58.0
Net change in unearned premiums	$(0.1)	$37.4	$1.1	$38.4
Net premiums earned	$44.2	$44.7	$7.5	$96.4

Net loss and loss adjustment expenses	$0.2	$(31.9)	$(5.1)	$(36.8)
Net policy acquisition expenses	$(8.1)	$(8.1)	$(1.4)	$(17.6)
Underwriting Income*	$36.3	$4.7	$1.0	$42.0

*	Underwriting income is a non-GAAP financial measure.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

For the nine months ended September 30, 2023

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$162.3	$295.5	$66.0	$523.8
Ceded written premiums	$(45.9)	$(96.3)	-	$(142.2)
Net written premiums	$116.4	$199.2	$66.0	$381.6
Net change in unearned premiums	$3.8	$(25.6)	$(27.6)	$(49.4)
Net premiums earned	$120.2	$173.6	$38.4	$332.2

Net loss and loss adjustment expenses	$(45.1)	$(66.4)	$(22.9)	$(134.4)
Net policy acquisition expenses	$(24.7)	$(27.4)	$(6.2)	$(58.3)
Underwriting income*	$50.4	$79.8	$9.3	$139.5

For the nine months ended September 30, 2022

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$158.0	$241.3	$27.9	$427.2
Ceded written premiums	$(38.4)	$(108.8)	-	$(147.2)
Net written premiums	$119.6	$132.5	$27.9	$280.0
Net change in unearned premiums	$6.3	$(0.8)	$(5.8)	$(0.3)
Net premiums earned	$125.9	$131.7	$22.1	$279.7

Net loss and loss adjustment expenses	$(27.2)	$(63.0)	$(13.5)	$(103.7)
Net policy acquisition expenses	$(25.0)	$(22.8)	$(4.2)	$(52.0)
Underwriting Income*	$73.7	$45.9	$4.4	$124.0

*	Underwriting income is a non-GAAP financial measure.

International General Insurance Holdings Ltd.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(1)	The following are the calculated investment yields and the reconciliation of investment income included in the Condensed Consolidated Statements of Income (Unaudited) to net investment income:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except percentages)	2023	2022	2023	2022
Investment income (a)	$10.4	$5.6	$28.8	$14.1
Plus
Net realized gain (loss) on investments	$4.7	$(0.6)	$4.7	$(0.6)
Net unrealized (loss) gain on investments	$(5.9)	$(0.1)	$2.1	$(7.3)
Change in allowance for credit losses on investments	$(0.2)	$0.7	$0.1	-
Net investment income	$9.0	$5.6	$35.7	$6.2

Average total investments and cash and cash equivalents (b)	$1,062.2	$893.4	$1,013.4	$867.3
Investment Yield (a) / (b) annualized	3.9%	2.5%	3.8%	2.2%

(2)	Represents net income for the period available to common shareholders divided by the weighted average number of vested common shares – diluted calculated as follows:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except share and per share information)	2023	2022	2023	2022
Net income for the period	$10.9	$22.6	$85.2	$66.8
Minus: Net income attributable to the earnout shares	$0.7	$1.4	$5.5	$3.5
Minus: Dividends attributable to restricted share awards	-	-	-	$0.1
Net income available to common shareholders (a)	$10.2	$21.2	$79.7	$63.2
Weighted average number of shares – diluted (in millions of shares) (b)*	43.0	45.7	43.7	45.7
Diluted earnings per share attributable to equity holders (a/b)	$0.24	$0.46	$1.82	$1.38

*	The weighted average number of common shares refers to the number of common shares calculated after adjusting for the changes in issued and outstanding common shares over a reporting period.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

In presenting IGI’s results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP measures, which may be defined and calculated differently by other companies, help to explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

Reconciliation of Combined Ratio to Accident Year Combined Ratio Prior to CAT Losses

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis. The combined ratio is the sum of our loss ratio, our net policy acquisition expenses ratio and our general and administrative expenses ratio. We show the combined ratio because we believe investors can utilize the combined ratio to illustrate our underwriting results.

	Quarter Ended September 30,		Nine Months Ended September 30,
(In millions of U.S. Dollars, except percentages)	2023	2022	2023	2022
Net premiums earned (a)	$108.9	$96.4	$332.2	$279.7
Net loss and loss adjustment expenses (b)	$(40.6)	$(36.8)	$(134.4)	$(103.7)
Net policy acquisition expenses (c)	$(18.6)	$(17.6)	$(58.3)	$(52.0)
General and administrative expenses (d)	$(20.5)	$(16.9)	$(56.3)	$(50.1)
Prior years favorable development (e)	$(13.8)	$(21.7)	$(41.3)	$(44.7)
CAT losses (f)*	$4.8	$6.7	$28.8	$12.3

Combined ratio ((b+c+d)/a)**	73.2%	74.0%	74.9%	73.6%
Minus: Prior years favorable development (e/a)	(12.7)%	(22.5)%	(12.4)%	(16.0)%
Accident year combined ratio	85.9%	96.5%	87.3%	89.6%
Minus: CAT losses on an accident year basis (f/a)	4.4%	7.0%	8.7%	4.4%
Accident year combined ratio prior to CAT losses	81.5%	89.5%	78.6%	85.2%

*	The CAT losses for the third quarter ended September 30, 2023 are primarily attributable to $1.1 million of combined losses recorded for the earthquake in Turkey (in the Reinsurance Segment), adverse weather conditions in Oman (in the Short-tail Segment), and a general CAT reserve of $1.8 million.

The CAT losses for the nine months ended September 30, 2023 are primarily attributable to $13.9 million of combined losses recorded for the earthquake in Turkey (in the Reinsurance Segment) and flooding in New Zealand from Cyclone Gabrielle (in the Short-tail Segment), adverse weather conditions in Oman (in the Short-tail Segment), and a general CAT reserve of $11.4 million.

**	See “Supplementary Financial Information - Combined Ratio (Unaudited)”

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting net income for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Condensed Consolidated Statements of Income” from net income for the period and tax effecting each line item (resulting in each item being a non-GAAP measure), as illustrated in the table below:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except for percentages and per share data)	2023	2022	2023	2022

Net income for the period	$10.9	$22.6	$85.2	$66.8
Reconciling items between net income for the period and core operating income:
Net realized (gain) loss on investments(i)	$(4.7)	$0.6	$(4.7)	$0.6
Net unrealized loss (gain) on investments (tax adjusted)(i)	$5.8	$(0.1)	$(2.1)	$7.0
Change in allowance for credit losses on investments (tax adjusted)(i)	$0.1	$(0.7)	$(0.2)	-
Change in fair value of derivative financial liabilities	$17.2	$0.1	$20.5	$(5.2)
Expenses related to conversion of warrants in cash(ii)	$2.0	-	$2.0	-
Net foreign exchange loss (tax adjusted)(i)	$5.0	$5.6	$3.0	$11.2
Core operating income	$36.3	$28.1	$103.7	$80.4
Average shareholders’ equity(iii)	$468.5	$378.6	$440.5	$381.5
Core operating return on average equity (annualized)(iv) and (vi)	31.0%	29.7%	31.4%	28.1%
Diluted core operating earnings per share(v)	$0.79	$0.58	$2.22	$1.66
Return on average equity (annualized)(vi)	9.3%	23.9%	25.8%	23.3%

i.	Represents a non-GAAP financial measure as components within the line-item balances for net investment income and net foreign exchange gains or losses reported in “Condensed Consolidated Statements of Income (Unaudited)” have been adjusted above for the related tax impact.

ii.	This expense is included in ‘Other expenses’ line item in the condensed consolidated statements of income.

iii.	Represents the total shareholders’ equity at the reporting period end plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.

iv.	Represents annualized core operating income for the period divided by average shareholders’ equity.

v.	Represents core operating income attributable to vested equity holders divided by weighted average number of vested common shares –diluted as follows:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except per share information)	2023	2022	2023	2022
Core operating income for the period	$36.3	$28.1	$103.7	$80.4
Minus: Core operating income attributable to earnout shares	$2.3	$1.7	$6.7	$4.4
Minus: Dividends attributable to restricted share awards	-	-	-	$0.1
Core operating income available to common shareholders (a)	$34.0	$26.4	$97.0	$75.9
Weighted average number of shares – diluted (in millions of shares) (b)	43.0	45.7	43.7	45.7
Diluted core operating earnings per share (a/b)	$0.79	$0.58	$2.22	$1.66

vi.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period.

The Company has posted a Third Quarter 2023 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”(Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “commitment,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic and emerging variants; (6) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the effects of the war between Israel and Hamas; (8) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; (9) the failure to realize the anticipated benefits of the acquisition of EIO; and (10) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that is required by law.

IGI Contacts:

Investors:

Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com